(d)(1)(G)(iii)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2015

Voya Investors Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated May 1, 2015, we agree to waive a portion of the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Directed Services LLC (“DSL”) and Voya Investors Trust (the “Agreement”), with respect to VY® Franklin Templeton Founding Strategy Portfolio (the “Portfolio”), a series of Voya Investors Trust, for a period from May 1, 2015 through January 1, 2017.

We will waive 0.050% of the management fee payable to us for the Portfolio, as indicated in the management fee reflected in the schedule set forth below.

	Management Fee (as a percentage of average daily net assets)
Series	Gross	Waiver	Net
VY® Franklin Templeton Founding Strategy Portfolio	0.100%	0.050%	0.050%

DSL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

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Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:
Voya Investors Trust
(on behalf of the Funds)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President